TABLE OF CONTENTS

INTERIM REPORT JANUARY — MARCH 2012

INTRODUCTORY NOTES	3

QUARTERLY FINANCIAL STATEMENTS (CONDENSED AND UNAUDITED)

Interim Management Report	4
Consolidated Interim Financial Statements — IFRS	24

ADDITIONAL FINANCIAL INFORMATION (UNAUDITED)

IFRS and Non-IFRS-Financial Data	46
Multi-Quarter Summary	49

ADDITIONAL INFORMATION

Financial Calendar, Investor Services, Addresses, and Imprint	50

Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 Zwischenberichterstattung (DRS 16). We prepared the financial data in the Quarterly Financial Statements (Condensed and Unaudited) section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Financial Reporting Interpretations Committee (IFRIC) endorsed by the European Union (EU) up to March 31, 2012. This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Additional Financial Information (Unaudited) section.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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INTERIM MANAGEMENT REPORT

BASIS OF PRESENTATION

Forward-Looking Statements

This interim financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this interim financial report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

We describe these risks and uncertainties in the Risk and Opportunity Management section, respectively in the there mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “development,”“is confident,” “estimate,” “expect,” “forecast,”“future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk and Opportunity Management section, our Forecast for SAP, and other forward-looking information appearing in other parts of this interim financial report. To fully consider the factors that could affect our future financial results both our Annual Report for December 31, 2011, and Annual Report on Form 20-F for December 31, 2011, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of these respective information sources. SAP does not adopt or endorse any of this statistical information. In addition, although we believe that data from these companies is generally reliable, these data could be imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on March 31, 2012, or the quarter ended on that date unless otherwise stated.

Non-IFRS Financial Information

This Interim Management Report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to IFRS measures in the Additional Financial Information (Unaudited) section. For more information about non-IFRS measures, see www.sap.com/corporate-en/investors/reports.

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ECONOMIC CONDITIONS

Global Economic Trends

Global economic activity in the first three months of the current year is interpreted differently by experts at present. According to the European Central Bank (ECB), the global economy stabilized mainly thanks to the turnaround in the financial markets. At the same time, however, growth was hampered in advanced economies by structural obstacles, and remained unchanged in emerging economies, the ECB says. The International Monetary Fund (IMF) sees the situation differently: It concludes that problems in the euro area prevented the global economy from recovering. The IMF finds that the economy nevertheless grew more strongly than expected in industrialized countries but fell short of expectations in emerging and developing countries.

The ECB reports that the economic activity in the euro area, which is part of the Europe, Middle East, and Africa (EMEA) region, stabilized at a very low level in the first quarter of 2012. In the Middle East and Africa, oil-exporting countries profited from high oil prices and a robust demand from emerging economies. In other countries by contrast political instability and, in some cases, a precarious security situation impacted economic growth.

In the Americas region, the USA experienced an unexpectedly strong economic revival in the first quarter of 2012, reports the ECB. Consumer spending and an increase in private investments were the primary reasons for this recovery, it says. In Latin America, however, the economy lost momentum. The ECB blames this on tight economic policy and worsened foreign trade conditions.

According to the ECB, economic growth also slowed down in the Asia Pacific Japan (APJ) region in the first quarter. Despite an increase in business investment, growth in Japan was relatively weak. The previously strong growth in the emerging economies weakened slightly as a result of waning demand from the domestic and foreign markets.

Development of the IT Market

U.S. IT market analyst company International Data Corporation (IDC) reports that global IT spending increased in the first quarter of 2012 at the same pace as in 2011. This spending therefore proved itself to be quite stable, despite economic difficulties in many advanced economies. While the IT markets were fairly sluggish in industrialized nations, emerging markets exceeded the global IT spending average. Globally, the software and mobile segments grew faster than the overall IT industry.

Within the Europe, Middle East, and Africa (EMEA) region, the weak IT markets in Western Europe had a negative impact on Central and Eastern Europe, where the IT industry showed virtually no growth in the past three months. According to IDC, IT spending was unstable in the Middle East as well, as a result of the ongoing political unrest there.

IDC describes the IT market in the Americas region as relatively stable in a growing economy. U.S.-American companies invested more in software, infrastructure, and mobile devices in the first quarter, IDC says. IT spending in Latin America likewise increased steadily since the beginning of the year.

Looking at the Asia Pacific Japan region, IDC reports that IT sales in Japan continued to recuperate from the impact of the March 2011 earthquake and tsunami. IT spending in emerging economies remained strong. Contrary to IDC’s forecast in 2011, the IT sector in China did not weaken in the first quarter.

MISSION AND STRATEGY

In the first three months of 2012, we had no changes in our mission or our strategy. For a detailed description of our mission and strategy, see page 69 and the subsequent pages in our 2011 Annual Report and item 4 in our 2011 Annual Report on Form 20-F.

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SAP CELEBRATES 40 YEARS OF INNOVATION

Forty years ago, five visionaries – Hasso Plattner, Dietmar Hopp, Klaus Tschira, Hans-Werner Hector, and Claus Wellenreuther – had an idea to help companies run their businesses better, faster, and more efficiently through software solutions. On April 1, 1972, they founded a company called Systemanalyse und Programmentwicklung, a small enterprise that would later become known as SAP.

Today, SAP AG is the market leader in enterprise application software, employing more than 59,000 people in over 50 countries and serving more than 190,000 customers worldwide. Three-quarters of the Forbes 500 companies run SAP software, which powers 80% of the companies on the Dow Jones Sustainability Index and 85% of the top 100 most valued brands in the world. SAP’s theme for its anniversary year is “Forty Years of Helping the World Run Better, and We’re Just Getting Started.”

Plans for Company-sponsored celebrations include a gala charity concert at the National Theater in Mannheim, Germany, a “Project Inspiration Pavilion” interactive exhibit that highlights SAP’s spirit of innovation, a special Web magazine called “SAP Milestones,” and a worldwide social innovation competition. Employees around the globe are invited to participate in numerous initiatives, and the Company has also expanded its 2012 employee share matching plan in celebration of this anniversary.

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PORTFOLIO OF SOFTWARE AND SERVICES

For a detailed description of our portfolio of software and services, see page 76 and the subsequent pages in our 2011 Annual Report and item 4 in our 2011 Annual Report on Form 20-F. In the first three months of 2012, we made the following enhancements to our software portfolio.

Applications

Following its commitment to deliver regular and digestible innovation to customers, SAP announced the second wave of extensive usability and functionality improvements for industry and line-of-business solutions. Launched in October 2011, the accelerated delivery model for SAP Business Suite software allows the delivery of incremental updates without disrupting customers’ business. The innovations will include new user experiences for professional and casual users.

In January, SAP announced a strategic expansion of its solution portfolio for retail organizations. The enhanced SAP Forecasting and Replenishment application will enable retailers and other consumer-facing companies to analyze consumer demand in real time and to manage their supply chains accordingly. The ramp-up of the release began in November 2011 and general availability is planned for the second quarter of 2012.

Also in January, SAP was positioned by Gartner Inc. in the “leaders quadrant” of the 2011 Magic Quadrant for International Retail Core Banking report. The report recognized SAP for its “ability to execute” and its “completeness of vision.” This recognition demonstrates SAP’s strong position in the bank technology ecosystem and how SAP’s integrated approach to standardized core banking systems continues to resonate with banks.

Analytics

In February, SAP won two governance, risk and compliance (GRC) Technology Innovation awards from Corporate Integrity, a respected analyst firm. The awards recognized SAP’s “bow-tie” builder, which is part of the SAP Risk Management application; and SAP’s Mobile GRC applications, which include the SAP GRC Access Approver and the SAP GRC Policy Survey. SAP was the only vendor to receive more than one award this year.

In March, SAP announced support for the SAP HANA platform from the SAP Planning and Consolidation application version for SAP NetWeaver. The power of SAP HANA dramatically enhances unified planning, budgeting, forecasting, and consolidation processes.

Also in March, we announced the availability of SAP Financial and Controlling Accelerator software powered by the SAP HANA platform. The software enables customers to leverage data effectively in order to gain a competitive edge while unlocking opportunities to improve financial performance. To help ensure quicker time to value, SAP Finance and Controlling Accelerator is available as a rapid-deployment solution. SAP Rapid Deployment solutions include content, step-by-step guides, and enablement programs to support a fixed-price, fixed-schedule, and fixed-scope implementation approach.

Earlier this year, the SAP Planning and Consolidation application was awarded the top mark of “especially excellent” by the EBS Executive Education program of the EBS University of Business and Law in Wiesbaden, Germany.

Mobile

In late February at the 2012 Mobile World Congress in Barcelona, SAP unveiled a major new release of its industry-leading Afaria mobile device management solution. With the 7.0 release of Afaria, SAP aims to allow enterprise IT to more effectively manage mobile applications and devices through a new user interface (UI) for simplified administration, improved workflow, and enterprise integration capabilities.

With enterprises mobilizing more key business functions and allowing employees to work at anytime and from anywhere via mobile devices, managing and securing these mobile environments has never been more critical. The new release of Afaria provides a consumer-like mobile experience in the enterprise while simplifying management and reducing IT costs.

Cloud

In February, SAP and SuccessFactors, an SAP company, announced their unified product direction for human capital management (HCM) solutions. The combined portfolio will provide end-to-end integrated solutions to help with some of the biggest challenges that companies around the world are facing across all lines of business: managing their talent and turning their strategies into actions and results.

SuccessFactors will continue to support an open approach to connecting with third-party solution providers. Approximately 14% of SuccessFactors customers currently run their systems side-by-side with SAP software. In addition to providing enhanced value for joint customers, SAP and SuccessFactors will accelerate the development of integration solutions with third-party solution providers.

INTERIM REPORT JANUARY – MARCH 2012	7

The first 2012 update of our cloud-based SAP Business ByDesign solution is now generally available and delivers additional capabilities for large enterprise and focus industries. As larger clients adopt the solution for their subsidiary operations in increasing numbers, SAP Business ByDesign continues to broaden its capabilities and integration scenarios for subsidiaries, as well as implementing additional SAP Best Practices packages to lower risk and provide greater consistency than ever before. SAP Business ByDesign clients can now adapt and configure the system to industries without customization, and customers can access the system from anywhere via mobile and Web devices.

In March, SAP announced several more key updates across its growing portfolio of cloud offerings, including line-of-business application services. New and existing customers alike are responding to our set of cloud solutions, including SAP Sourcing OnDemand, SAP Sales OnDemand and the newest offering, SAP Travel OnDemand.

Released in mid-2011 and designed from the ground up to empower salespeople to sell more effectively, the SAP Sales OnDemand solution continues on a rapid pace of innovation, with a third release in nine months forthcoming.

The latest release of the SAP Sourcing OnDemand solution delivers on standard integration with the SAP Supplier Relationship Management (SAP SRM) application to help enable greater compliance and cost savings opportunities for customers. Designed with the sourcing professional in mind, the new release of SAP Sourcing OnDemand includes features that enhance usability and drive more competitive sourcing, offering customers the opportunity for greater efficiency. The solution enables customers to effectively execute strategic sourcing, contract management and supplier management – all areas integral to lowering customers’ overall business costs.

The SAP Travel OnDemand solution is designed to let business people travel smarter, spend better and get reimbursed faster while staying in compliance with corporate policies. It is now available in Germany and the United States.

SAP also announced the SAP Business One OnDemand solution, a new cloud offering hosted by partners that aims to build upon the broad market success of the SAP Business One application, addressing small enterprise preferences for minimal up-front cost and lower IT operations.

Database and Technology

The SAP HANA platform continued to make headlines by reaching into new areas of our solution portfolio.

In January, we introduced the SAP Sales Analysis for Retail analytic application powered by the SAP HANA platform. The application aims to offer prebuilt data models, key performance indicators (KPIs), role-specific dashboards, and customized reports to provide retailers with a deeper understanding of all factors influencing the merchandizing life cycle.

As the retail industry is inundated with large volumes of data, businesses need accurate insight into customer demand, along with a clear understanding of the impact of their promotions on stock levels and profits. SAP HANA provides retailers with real-time access to critical information and allows for real-time interactive analysis not possible with traditional database technology. For retailers operating in separate sales, inventory and promotions systems, SAP Sales Analysis for Retail aims to provide the integration needed for vastly improved scalability and performance.

In February, we announced two new offerings that will deliver the benefits of the SAP HANA platform to small businesses and midsize enterprises (SMEs).

With analytics powered by SAP HANA for the SAP Business One application and SAP HANA, Edge edition, SMEs will be able to leverage powerful in-memory technology from SAP. By helping organizations act on information as it happens, SAP HANA revolutionizes decision-making, dramatically increasing the speed of existing processes and accessing large amounts of data in shorter periods of time.

Analytics powered by SAP HANA for SAP Business One are intended to provide a cost-effective new combination of a special product version of SAP HANA designed with the needs of small businesses in mind. Targeted at companies using SAP Business One, the channel-only solution aims to offer a small-scale, easy-to-use SAP HANA-based application including operational reporting with SAP Crystal Reports software. Ramp-up is planned to begin at the end of February, with general availability planned for later in 2012.

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Also in February, SAP announced that Sybase, an SAP company, has been positioned by Gartner, Inc. in the Leaders quadrant of the Magic Quadrant for Data Warehouse Database Management System report based on evaluation of Sybase IQ software. As the world’s leading column-based enterprise data warehouse, with more than 2,100 customers in more than 4,000 projects worldwide, Sybase IQ delivers faster, more accurate results for mission-critical business intelligence (BI), data warehousing, predictive analytics and reporting solutions on industry standard hardware and operating systems to enterprises across the globe. In combination with BI technology from SAP, Sybase IQ provides a comprehensive data warehousing and database platform to meet customer needs.

In March, we won the 2012 German Innovation Award, in the Large Company category, for our SAP HANA software. The award honors outstanding pioneer innovations of German companies whose innovative drive help change businesses and markets. It was set up by the German Innovation Award initiative, whose partners include the companies Accenture GmbH, EnBW Energie Baden-Württemberg AG, Evonik Industries AG, and the German publication WirtschaftsWoche (Business Week).

We also took steps to make SAP HANA more affordable and accessible to a wide range of customers. For example, one SAP customer recently deployed SAP HANA in just 16 days using SAP ERP rapid-deployment solution for operational reporting with SAP HANA.

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CUSTOMERS

In the first quarter of 2012, SAP closed the following major contracts.

EMEA

EADS N.V., GlaxoSmithKline Biologicals SA, Kenya Ports Authority, Prada S.p.A., RAK Ceramics, RAYNET SNC

Americas

BJ’s Wholesale Club, Boston Scientific Corporation, Grupo Pão de Açúcar, Nutrisystem, Inc., Petroleos del Peru S.A.

Asia Pacific/Japan

Australia and New Zealand Banking Group Limited, China Shenhua Energy Co., Ltd., Hyosung Corporation, Syarikat Prasarana Negara Berhad

HANA

Banco Compartamos, S.A., Integrated Utility Holding, Joeone Company Limited, United Breweries Ltd.

Cloud

CEVA Logistics, LRS Lufthansa Revenue Services GmbH, Optimal, Rio Tinto, Sobeys, Stulz Air Technology Inc.

RESEARCH AND DEVELOPMENT

Our total research and development expense rose by 5% to €523 million in the first quarter of 2012 compared to €498 million in the corresponding period in 2011.

The amounts for 2012 include R&D expense for SuccessFactors, but the comparative amounts for 2011 do not include SuccessFactors numbers.

On our IFRS numbers, the portion of total revenue we spent on research and development in the first quarter of 2012 was 15.6%, which is 0.9 percentage points less than the 16.5% recorded for the first quarter of 2011 – a fact that demonstrates an increase in our efficiency. This is chiefly because our first-quarter total revenue was 11% greater in 2012 than in 2011. On the non-IFRS numbers, the portion of total revenue we spent on R&D in the first quarter of 2012 was 14.9%, a 0.7 percentage point decrease in comparison with the portion in the first quarter of the previous year, which was 15.6%.

We had 16,762 full-time equivalent (FTE) employees working in research and development teams on March 31, 2012, an increase of 5% compared with March 31, 2011 (March 31, 2011: 15,918; December 31, 2011: 15,861). This growth reflects the addition of research and development employees from SuccessFactors.

In December 2011, we announced the opening of our innovation center in Skolkovo, Russia. We will have 70 employees there by the end of 2012; this number will increase to 250 by the end of 2015. SAP plans to invest around €45 million in the new innovation center by 2015. The experts in this new SAP Labs location do research and development primarily in the areas of in-memory computing, analytics, and security of mobile networks.

In addition, we opened an SAP development center in Singapore in January 2012, in a joint project with the Singapore Economic Development Board (EDB) and the National Research Foundation (NRF). The center is one of the largest of its kind in the world. It functions as the center for coordinating all research and development activities of SAP in the Asia-Pacific-Japan region.

ACQUISITIONS

In February 2012, SAP acquired SuccessFactors – a provider of cloud-based human capital management solutions. With this merger, SAP seeks to strengthen its position as provider of cloud solutions, platforms, and infrastructures considerably and create an end-to-end offering of cloud and on-premise solutions for managing major business processes. For more information, see note (4) in the Notes to the Interim Financial Statements.

February 2012 also saw us acquire software and associated assets of datango AG. Software from datango AG helps companies improve their employees’ efficiency (Workforce Performance). This acquisition augments our portfolio of education services software. Customers receive powerful, easy-to-use software tools for use in user training courses, knowledge management, and performance management.

GROWTH PLANS FOR EMERGING MARKETS

SAP continues to invest and increase its presence and market share in countries experiencing high growth. For example, at the end of 2011 we increased our sales forces in such countries and we plan to invest around US$2 billion in China by 2015 as part of our growth and innovation strategy.

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In March, SAP announced a four-year plan worth US$450 million to up-skill local talent and drive sustainable innovation and growth in the Middle East and North Africa (MENA) region. The decision highlights the region as a fast-growth market and an integral part of our overall business strategy.

SAP MENA will establish a dedicated “Training and Development Institute” that aims to certify 2,000 new consultants within the next four years. This will triple our existing consulting capabilities in the region and further support the localization of SAP solutions.

The plan also includes recruiting more than 500 additional employees, opening several new offices and expanding the partner ecosystem and the SAP University Alliances program. Additionally, significant increases will be made in the availability of comprehensive, innovative and localized service offerings.

EMPLOYEES

At the end of the first quarter of 2012, we had 59,420 full-time equivalent (FTE) employees worldwide (March 31, 2011: 53,872; December 31, 2011: 55,765) – the increase of 3,655 compared to year end 2011 includes 1,866 employees from additions from business combinations (especially SuccessFactors) in the first quarter of 2012.

Our overall employee headcount on March 31, 2012 included 16,398 FTEs based in Germany (March 31, 2011: 15,784; December 31, 2011: 16,011), and 12,043 based in the United States (March 31, 2011: 10,221; December 31, 2011: 10,598).

In the first quarter of 2012, we introduced two new share-based compensation plans: the Employee Participation Plan (EPP) 2015 for employees, and the Long Term Incentive Plan (LTI Plan) 2015 for Executive Board members. These two new plans acknowledge the employees’ contributions toward achieving the company’s ambitious 2015 targets. For more information, see note (14) in the Notes to the Interim Financial Statements.

ORGANIZATION AND CHANGES IN MANAGEMENT

In the middle of April 2012, the SAP Supervisory Board appointed Lars Dalgaard to the SAP Executive Board.

In addition, SAP has created a Global Managing Board to lead the company. This body was established in addition to the SAP Executive Board, which retains ultimate responsibility for overseeing and deciding on the activities of the company. The Global Managing Board allows SAP to appoint a broader range of global leaders to help steer the organization. All Executive Board members as well as Robert Enslin will join the Global Managing Board.

After the full integration of Sybase and the recent acquisition of SuccessFactors, the establishment of the Global Managing Board will help SAP drive innovation and scale faster in its core markets as well as in its new categories: mobile, database/in-memory and cloud. A re-assignment of responsibilities within this expanded leadership team will help the company further strengthen its focus on customers, growth and operational excellence.

SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe will continue to concentrate on SAP’s strategy development and execution. They will oversee and drive strategy and the innovation portfolio across all markets, further deepen key relationships with customers and partners and ensure operational excellence across all board areas.

Enslin will assume responsibility for all global sales and ecosystem and channels activities to further strengthen SAP’s go-to-market approach by fostering customer relationships and accelerating value delivery. The Global Customer Operations organization and Enslin will continue to report into McDermott.

Dalgaard will lead the company’s new cloud business unit, which combines all cloud assets of SAP and SuccessFactors to drive market leadership in the cloud for businesses.

Gerd Oswald will be responsible for all on-premise delivery, including development of applications, global services, solution and knowledge packaging, as well as the SAP Active Global Support organization. This will enable SAP to simplify the consumption of on-premise solutions and accelerate innovation without disruption for SAP customers.

Vishal Sikka continues to be responsible for technology and innovation. In his role as chief technology officer (CTO), he is responsible for all technology of the company as well as for research and incubation. He specifically drives development in the areas of analytics, database and technology, mobile and the flagship in-memory computing platform SAP HANA.

Werner Brandt remains chief financial officer of SAP, overseeing all finance and administration functions of SAP. He also continues as interim head of Human Resources.

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OPERATING RESULTS, FINANCES, AND ASSETS

In the sections that follow, our operating results, finances, and assets are discussed in detail.

As a result of placing greater focus on cloud computing, we revised the presentation of our software and software-related service revenue as of January 1, 2012 – Year-over-year figures were adjusted accordingly. This creates more transparency regarding software and software-related service revenue, particularly with respect to revenue from cloud subscriptions and support. They are no longer recorded under the Subscription and other software-related service revenue item, but instead shown as a separate item within the software and software-related services revenue (SSRS revenue).

Revenue from long-term license agreements and all other revenue previously shown under Software and software-related service revenue have been split into their respective software and support components and recorded under the items Software and Support.

As a result of these adjustments, the Subscription and other software-related service revenue row has been deleted, and revenue for software and for support has increased for 2011. This change is merely a reclassification that only affects items within SSRS revenue. The overall sum of SSRS revenue and thus the total revenue are not affected.

Note: In the discussion of our assets, financial position, and income, the financial data displayed for 2012 contain the revenue and expenses, assets, liabilities, and cash flows from SuccessFactors on a pro rata basis effective February 21, 2012. SuccessFactors numbers are thus not included in the data for 2011. On a stand-alone basis, SuccessFactors achieved a 69% increase in its 12 month billings from new business in the first quarter (compared to their first quarter 2011).

Performance Against Our Outlook for 2012 (Non-IFRS)

In this section, all discussion of the first quarter contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section the discussion of results refers to IFRS figures only, so those figures are therefore not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Additional Financial Information (Unaudited) section and online at www.sap.com/corporate-en/investors/reports.

Operational Targets for 2012 (Non-IFRS)

For our outlook based on non-IFRS numbers, we refer to the Forecast for SAP passage in this interim management report.

Key Figures — SAP Group 1/1/- 3/31/2012 (Non-IFRS)

€ millions, unless otherwise stated	1/1/ - 3/31/2012	1/1/ - 3/31/2011	Change in %	Non-IFRS Change in % (constant currency)
Software	637	615	4	1
Support	1,954	1,725	13	11
Cloud subscriptions and support	35	4	775	725
Software and software-related service revenue	2,626	2,344	12	10
Total revenue	3,357	3,041	10	8
Operating expense	–2,523	–2,262	12	10
Operating profit	834	779	7	3
Operating margin in %	24.8	25.6	–0.8pp	–1.1pp
Profit after tax	583	528	10	n.a.
Effective tax rate in %	28.1	31.0	–2.9pp	n.a.
Earnings per share – basic in €	0.49	0.44	11	n.a.

Actual Performance in the First Quarter of 2012 (Non-IFRS)

Our revenue from cloud subscriptions and support was €35 million (Q1 2011: €4 million), an increase of 775 % compared to the same period in 2011. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors as of the acquisition date (February 21, 2012). The comparative amounts for 2011 do not include any revenue data from SuccessFactors.

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In the first quarter of 2012, software and software-related service revenue (non-IFRS) increased by 12% over the same period in the previous year to €2,626 million (Q1 2011: €2,344 million). On a constant currency basis, the increase was 10% –thereof 1 % result from SuccessFactors.

Non-IFRS total revenue in the same period was €3,357 million (Q1 2011: €3,041 million), an increase of 10%. On a constant currency basis, the increase was 8%.

Non-IFRS operating profit was €834 million (Q1 2011: €779 million), an increase of 7% (3% at constant currencies).

The operating margin (non-IFRS) decreased in the first quarter of 2012 by 0.8 percentage points to 24.8% compared to the prior year’s first quarter (Q1 2011: 25.6%). At constant currencies, the operating margin (non-IFRS) decreased by 1.1 percentage points – thereof 0.6 percentage points result from SuccessFactors.

In the first quarter of 2012 non-IFRS profit after tax was €583 million (Q1 2011: €528 million), an increase of 10%. Non-IFRS basic earnings per share was €0.49 (Q1 2011: €0.44), an increase of 11%.

The non-IFRS effective tax rate in the first quarter of 2012 was 28.1% (Q1 2011: 31.0%). The increased effective tax rate in the first quarter of 2011 mainly resulted from tax effects on changes in foreign currency exchange rates and from taxes for prior years.

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Key Figures SAP Group in the First Quarter of 2012 (IFRS)

€ millions, unless otherwise stated	1/1/ - 3/31/2012	1/1/ - 3/31/2011	Change	Change in %
Software	637	615	22	4
Support	1,953	1,708	245	14
Cloud subscriptions and support	29	4	25	625
Software and software-related service revenue	2,619	2,327	292	13
Total revenue	3,350	3,024	326	11
Operating expense	–2,719	–2,427	–292	12
Operating profit	631	597	34	6
Operating margin in %	18.8	19.7	–0.9pp	n.a.
Profit after tax	444	403	41	10
Effective tax rate in %	26.9	30.9	–4.0pp	n.a.
Headcount in full-time equivalents (March 31)	59,420	53,872	5,548	10
Days sales outstanding in days (March 31)	60	66	–6	–9
Earnings per share – basic in €	0.37	0.34	0.03	9

OPERATING RESULTS IN THE FIRST QUARTER (IFRS)

Orders

The total number of new software deals we closed grew 2% in the first quarter of 2012 to 13,526 (Q1 2011: 13,290). The average value of software orders we received showed an increase of 4% compared with the previous year.

Revenue

In the first quarter of 2012, software revenue was €637 million (Q1 2011: €615 million), an increase of 4% compared to the same period in 2011. Software revenues in the first quarter of 2012 included amounts of €28 million from HANA and €21 million from Mobile.

Our revenue from cloud subscriptions and support was €29 million (Q1 2011: €4 million), an increase of 625 % compared to the same period in 2011. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors as of the acquisition date (February 21, 2012). The comparative amounts for 2011 do not include any revenue data from SuccessFactors.

Total revenue was €3,350million (Q1 2011: €3,024 million), an increase of 11 % compared to the same period in 2011.

Operating Expenses

In the first quarter of 2012, our operating expenses increased by 12% to €2,719 million (Q1 2011: €2,427 million).

The increase in operating expenses is mainly due to the increased headcount and expenses in connection with the acquisition of SuccessFactors, which the comparative period of the prior year did not contain.

Operating Profit and Margin

In the first quarter of 2012, operating profit increased by 6% over the same period in the previous year to €631 million (Q1 2011: €597 million).

Our operating margin decreased by 0.9 percentage points to 18.8% (Q1 2011: 19.7%). In the first quarter of 2012, acquisition-related expenses totaling €120 million (Q1 2011: €111 million) had a negative impact on our operating profit. In addition, SAP introduced two new share-based compensation plans at the beginning of the year: the Employee Participation Plan (EPP) 2015 for employees, and the Long Term Incentive Plan (LTI Plan) 2015 for Executive Board members. In this context, our expenses for the share-based compensation plans increased to €83 million in the first quarter of 2012 (Q1 2011: €52 million). Both effects together narrowed our operating margin in the first quarter of 2012 by 6.1% (Q1 2011: 5.4%).

Profit after Tax and Earnings per Share

In the first quarter of 2012 profit after tax was €444 million (Q1 2011: €403 million), an increase of 10%. Basic earnings per share was €0.37 (Q1 2011: €0.34), an increase of 9%.

The effective tax rate in the first quarter of 2012 was 26.9% (Q1 2011: 30.9%). The increased effective tax rate in the first quarter of 2011 mainly resulted from tax effects on changes in foreign currency exchange rates and from taxes for prior years.

14	INTERIM MANAGEMENT REPORT

FINANCES (IFRS)

Cash Flow and Liquidity

Operating cash flow for the first quarter of 2012 was €2,071 million (March 31, 2011: €1,592 million), our highest first quarter figure ever. The positive development in the operating cash flow is due to improved management of working capital focusing on receivables, which on January 1, 2012 were 13% higher than in the previous year thanks to the Company’s business success in 2011.

Group liquidity stood at €5,180 million on March 31, 2012 (December 31, 2011: €5,601 million). Group liquidity comprised cash and cash equivalents totaling €4,548 million (December 31, 2011: €4,965 million) and short-term investments totaling €632 million (December 31, 2011: €636 million).

Group Liquidity of SAP Group

€ millions	March 31, 2012	December 31, 2011	Change
Cash and cash equivalents	4,548	4,965	–417
Short-term investments	632	636	–4
Group Liquidity — gross	5,180	5,601	–421
Current bank loans	1,101	101	1,000
Current private placement transactions	423	423	0
Current bonds	0	600	–600
Net liquidity 1	3,656	4,477	–821
Non-current bank loans	1	1	0
Non-current private placement transactions	1,210	1,240	–30
Non-current bonds	1,600	1,600	0
Net liquidity 2	845	1,636	–791

Net liquidity 1 is total group liquidity minus current bank loans, private placement transactions, and bonds.

Net liquidity 2, defined as net liquidity 1 minus non-current bank loans, private placement transactions, and bonds, was €845 million (December 31, 2011: €1,636 million). The reduction as compared to December 31, 2011 is mainly attributable to expenses related to the acquisition of SuccessFactors – SAP took a short-term bank loan to support the financing. The positive development of the operating cash flow in the first quarter of 2012 had a compensating effect.

Free Cash Flow and Days’ Sales Outstanding

Our free cash flow and our days’ sales outstanding (DSO) on March 31, 2012 were as follows:

Free Cash Flow

€ millions	1/1 - 31/3/2012	1/1 - 31/3/2011	Change in %
Free cash flow	1,958	1,451	35

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days’ Sales Outstanding

	March 31, 2012	March 31, 2011	Change in days
Days sales outstanding (DSO) in days	60	66	–6

DSO measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

ASSETS (IFRS)

Analysis of Consolidated Statements of Financial Position

The total assets of the Group were €25,633 million on March 31, 2012, an increase of €2,406 million since December 31, 2011 that arose primarly out of the SuccessFactors acquisition.

The equity ratio on March 31, 2012 was 51% (December 31, 2011: 55%) and thus remained relatively stable.

Investments

Investments in intangible assets and property, plant, and equipment increased significantly in the first three months of 2012 to €3,081 million (December 31, 2011: €657 million). This increase is due to our acquisition of SuccessFactors and is mainly attributable to the relevant additions to goodwill and intangible assets.

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, and liabilities related to special-purpose entities, that are not disclosed in our interim Consolidated Financial Statements. Any factoring contracts are not material in volume.

INTERIM REPORT JANUARY – MARCH 2012	15

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was €64.3 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €13.0 billion at the end of the first quarter of 2012 (December 31, 2011: €12.7 billion). This means that the market capitalization of our equity is 395% higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

As per the 2011 Interbrand annual survey of the Best Global Brands, SAP is ranked the 24th most valued brand in the world, our highest rank to date. This puts SAP among the best, placing us just behind Pepsi and American Express.

16	INTERIM MANAGEMENT REPORT

SUSTAINABILITY

Sustainability is core to our strategy of helping the world run better. We published our fifth annual sustainability report on March 23, 2012, which is available on our Web site: www.sapsustainabilityreport.com.

The 2011 SAP Sustainability Report covers the company’s innovations in the areas of software for energy management and sustainable operations. It also covers our own transformation into a more sustainable company, along with our social investment strategy. Moreover, the report explains how SAP helped customers such as ArcelorMittal, Unilever, and the French army become more sustainable. Visitors to our Web site can also call up interactive charts, add comments, and exchange ideas and information with others.

In April 2012, SAP also released its quarterly sustainability update for the first quarter of 2012 (preliminary and unaudited). Here’s a summary of the most important information:

SAP’s greenhouse gas (GHG) emissions for the first quarter ending March 31, 2012 totaled 145 kilotons – an increase of 22% compared to the first quarter of 2011. This increase is primarily due to increased business activity that led to a significant rise in air travel and the continual expansion of our car fleet. If our efforts to reduce emissions do not take hold, there is a risk that we might not meet our year-end emissions target of 480 kilotons.

Part of SAP’s overall sustainability goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the first quarter of 2012, the company employed 18.7% women in management, compared to 17.9% at the end of March 2011. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017, and has started a variety of internal activities, including mentoring and coaching.

An important factor for our success is our ability to attract and retain talented employees. In the first quarter of 2012, the employee retention rate was 93% (unchanged from the first quarter of 2011). We define employee retention rate as the ratio between the average number of employees less employee departures (fluctuation) and the average number of employees (in full-time equivalents).

In the first quarter, recognition for SAP’s sustainability efforts led to our renewed inclusion in the Global 100 Most Sustainable Companies, the FTSE4Good index, the Global Challenges Index. We also received the U.S. Environmental Protection Agency’s Climate Leadership Award.

INTERIM REPORT JANUARY – MARCH 2012	17

SAP STOCK

SAP AG common stock is listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX, the index of 30 German blue chip companies, the Dow Jones EURO STOXX 50, the S&P North American Technology Software Index, and the TechPGI.

The SAP stock had a dynamic start to the 2012 trading yearIn the first quarter, its value rose by 28.2% – thus outperforming the DAX 30 and EURO STOXX 50 stock indices, which only grew by 17.8% and 6.9% respectively.

SAP stock ended the fiscal year 2011 with an Xetra closing price of €40.85 on December 30, 2011.< After reaching its low point of the first quarter on January 12, 2012 at €41.45, the announcement of our 2011 financial results – the best year ever in the company’s 40 year history – triggered an upwards trend that buoyed SAP’s stock past the €50 mark on February 24th, for the first time in more than eleven yearsOne day earlier, SAP announced that in light of the record year and on the occasion of SAP’s 40th anniversary, it would recommend to the Annual General Meeting of Shareholders an increase in the dividend per share to €1.10, which is an 83% increase over the previous year’s dividend.

The SAP stock was boosted even higher by among others, SAP’s successful showing at the CeBIT computer industry fair and the announcement of additional investments totaling US$450 million in the Middle East and Africa region. It reached its peak of the reporting period on March 15th and 16th, at €54.51. The last time the stock had reached this level was in October 2000. The positive development in the SAP share price was also influenced by the positive stock sentiment in general following the European Central Bank’s cash flow injections for Greece and the successful debt cut there. But profit-taking and rising concerns about the economy pushed the price down to €52.36 by quarter’s end.

With a Xetra closing price of €52.36 on March 31, 2012, our market capitalization was €64.32 billion based on 1,228 million outstanding shares. Deutsche Börse uses the free-float factor to weight companies in the DAX. Our free-float factor was 73.33% on March 31, 2012, resulting in a free-float market capitalization on the same date of approximately €47.16 billion. This makes SAP the third-largest company in the DAX in terms of free-float market capitalization. When measured by our total market capitalization of €64.32 billion, we are the second-largest DAX Company.

18	INTERIM MANAGEMENT REPORT

The SAP AG Annual General Meeting of Shareholders is scheduled for May 23, 2012, at the SAP Arena in Mannheim, Germany, and offers shareholders online attendance and online real time voting. The invitation, the agenda, and more information are available on our Web site at www.sap.com/agm. We believe our shareholders should benefit appropriately from the profit the Company made in 2011. We wish to continue our dividend policy, which is that the payout ratio should be approximately 30% of the profit of SAP AG excluding the TomorrowNow litigation effect. As in the prior year, we believe that the effect – regardless whether positive in 2011 or negative as in the prior year – should be eliminated from this calculation. This results in a dividend of €0.75 per share. In addition, we propose to reward our shareholders with a special dividend of €0.35 per share to celebrate our 40th anniversary. The Executive Board will therefore recommend to the Annual General Meeting of Shareholders that the dividend be increased 83% to €1.10 per share (2010: €0.60). If the Annual General Meeting of Shareholders approves this recommendation, the total amount distributed in dividends would be around €1.3 billion (it amounted to €713 million for fiscal year 2010) based on the number of shares outstanding on December 31, 2011. The dividend payout ratio would be 38% (2010: 39%) which will be paid out on or after May 24, 2012.

Additional information about SAP common stock is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F, on Quotron under SAGR.EU, and on the SAP Web site at www.sap.com/investor.

INTERIM REPORT JANUARY – MARCH 2012	19

RISK AND OPPORTUNITY MANAGEMENT

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see note 13 in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2011, and are discussed more fully in our 2011 Annual Report and our Annual Report on Form 20-F for 2011. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.

EVENTS AFTER THE END OF THE QUARTER

In 2009 SAP AG issued several promissory notes (Schuldscheindarlehen) which mature in 2012 and 2014. Due to our strong cash position, we decided to repay two tranches of the 2014 promissory notes with variable interest rates prematurely in July and September 2012. The notice of termination was sent to the respective investors at the beginning of April 2012. The total amount to be redeemed is €188 million. With these repayments we are able to further decrease our financing costs and optimize our financial result.

In April 2012, we announced our plans to acquire Syclo, a leading provider of enterprise mobile applications and technologies. The addition of Syclo’s expertise in building and selling mobile solutions in industries such as utilities, oil and gas, life sciences, and manufacturing will enhance SAP mobile solutions. Focusing exclusively on enterprise mobility solutions, Syclo has more than 600 customers in 39 countries across all major asset and mobile-intensive industries. The acquisition is our latest step in our strategy to drive growth and innovation in core applications, analytics, enterprise mobility, cloud and database and technology.

In April 20112, SAP announced that it has created a Global Managing Board to lead the company. See chapter Organization and Changes in Management for more details.

OUTLOOK

Future Trends in the Global Economy

The global economy is expected to recover for a short time in the coming months, but the medium-term perspectives remain gloomy. This is the synopsis of the European Central Bank (ECB). It blames the structural constraints in the advanced economies for this. The International Monetary Fund (IMF) projects global economic growth in the low to middle single-digit percentage range in 2012, that is to say, slightly below its predictions from the second half of 2011. It believes that most of the advanced markets will expand only minimally. In the emerging markets, however, the difficult economic environment and receding domestic demand is expected to be felt, resulting the economy growing at a slower pace than before.

The ECB thinks it’s possible that the economy of the euro area, which is part of the Europe, Middle East, and Africa (EMEA) region, will grow in 2012. The IMF is somewhat more cautious, predicting a mild recession for the euro area in 2012. For the economies in Central and Eastern Europe and the Middle East and Africa, the ECB and IMF predict slow growth in 2012, borne by the commodity-exporting countries. But they also believe that some countries, especially commodity importers, risk falling into a recession.

The IMF claims that many countries in the Americas region will begin to suffer indirectly from the problems in the euro area during the course of 2012. In the United States, however, strong domestic demand will soften the blow of these knock-on effects. Still, slower growth is expected as a result of deteriorating financing conditions and tighter fiscal policy.

In the Asia Pacific Japan (APJ) region, the ECB expects the Japanese economy to return to a moderate growth level thanks to the reconstruction necessitated by the 2011 earthquake. Economic growth in emerging markets will be stable, the ECB finds, because strong consumer spending will balance the weak demand from abroad. The IMF estimates that these countries’ economies will grow in the high single-digit range in 2012. This is a slight downward revision from its earlier projections in the second half 2011.

This outlook is based on the assumption that the euro area countries will take political action to combat the crisis. Should the global financial markets experience renewed tensions and commodity prices continue to rise, though, the euro area in particular could expect to see a downward trend.

Development in the IT Market

The worldwide IT market in 2012 is expected to benefit from the fact that companies are catching up on their IT needs. That is the view expressed by International Data Corporation (IDC), a market research firm based in the United States. But companies are still shying away from major IT investments this year. Many businesses are pegging their expenditures to future economic development.

20	INTERIM MANAGEMENT REPORT

IDC projects that within the IT sector, the software segment will grow the fastest in 2012, by a percentage in the middle of the single-digit range. The services segment will also experience stable growth, albeit at a slower rate than the software segment. The hardware segment will grow at a steady rate, although spending is expected to increase sharply for smartphones, tablet PCs, and e-readers.

The weak economies in Western Europe will also have a negative impact on the IT market in the Europe, Middle East, and Africa (EMEA) region in 2012, IDC says. It forecasts only marginal growth for the IT market in those countries.

By contrast, IDC expects the IT market in the Americas region to remain stable. The IT market in the United States, profiting from a rebounding economy, is projected to grow by a percentage in the middle single digits, which is slower than in 2011. In Latin America, IT spending will increase noticeably, particularly in the software and services segments.

In the Asia Pacific Japan (APJ) region, Japan’s economy will continue to recover, IDC reports. It expects Japan’s IT spending in 2012 to increase by a percentage in the low single-digits. The emerging Asian economies will stay in the lead globally, with double-digit growth. IDC does, however, foresee the Chinese IT market growing more slowly than in 2011.

The IDC believes the downside risks still exist for this outlook. The institute anticipates that the situation in Western Europe could impact IT growth in the United States and in emerging countries as the year progresses.

Forecast for SAP

Operational Targets for 2012 (Non-IFRS)

Revenue and Operating Profit Outlook

SAP reiterates the following outlook for the full-year 2012:

The Company expects full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10% – 12% at constant currencies (2011: €11.35 billion). This includes a contribution of up to 2 percentage points from SuccessFactors’ business.

The Company expects full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion – €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors is expected to be in a similar range.

The Company projects a full-year 2012 IFRS effective tax rate of 26.5% – 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2011: 26.6%).

The growth we expect in software and software-related service revenue (non-IFRS) is based on our expectation of double-digit growth, at constant currencies, in our software revenue. The increase we expect in non-IFRS operating profit is based on the expectation that the operating margin, not including the SuccessFactors acquisition, will increase by 50 basis points due to increased total revenue and efficiency gains.

We are committed to our ambitious goal of doubling last year’s HANA software revenue to at least €320 million and last year’s mobile software revenue to €220 million.

In addition to the full-year outlook, SAP is providing the following outlook for the second quarter 2012:

The Company expects second quarter 2012 software revenue to increase in a range of 15% – 20% at constant currencies (second quarter 2011: €838 million).

The Company expects second quarter 2012 non-IFRS software and software-related service revenue to increase in a range of 14% – 16% at constant currencies (second quarter 2011: €2.59 billion).

SAP does not plan to introduce quarterly guidance on a regular basis going forward.

Differences Between IFRS and Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following amounts represent the fiscal year 2011 actual differences between IFRS and non-IFRS measures on operating profit as well as the estimates for 2012:

INTERIM REPORT JANUARY – MARCH 2012	21

Non-IFRS Measures

(€ millions)	Actual Amounts from 2011	Estimated amounts for 20121)
Deferred revenue write-down	27	between 110 and 130
Discontinued activities2)	+717	less than 10
Stock-based compensation expenses3),4)	69	between 460 and 500
Acquisition-related charges5)	448	between 480 and 520
Restructuring	4	less than 25

1)

All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2012 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2012 may differ significantly from the estimates provided in the table above. Please remember that SAP’s outlook is based on constant currency.

2)

We will consider all new information that emerges from further developments of the TomorrowNow lawsuit to determine if the provision should be adjusted in the future, which could result in a change to the estimate provided in the table above.

3)

Our share-based compensation expenses are subject, among other factors, to share price volatility, volatility in SAP’s performance against the Tech PGI index, achievement of financial KPIs, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on the future development of these factors, the total expense for 2012 may differ significantly from these estimates.

4)

The estimates provided above for share-based compensation expenses include grants under existing programs. New share-based compensation plans or changes to the existing plans may make the total amounts for 2012 differ significantly from these estimates.

5)

The estimates provided above for acquisition-related charges are based on the acquisitions performed by SAP until the day of this document. Further acquisitions may make the total amounts for 2012 differ significantly from these estimates.

Goals for Liquidity, Finance, Investments and Dividends

Our goals for liquidity, finance, investments and dividends as discussed in our Annual Report 2011 are unchanged:

We seek to maintain a positive net liquidity position at the end of 2012. We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, only if market conditions are advantageous. Depending on the level of net liquidity we seek to achieve, we intend to continue to consider repurchasing shares for treasury in the future, but not before the fourth quarter of 2012.

Excepting acquisitions, our planned capital expenditures for 2012 will be covered in full by operating cash flow and will chiefly be spent on new information technology.

As part of our growth and innovation strategy, we plan to spend around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world’s second largest economy. SAP continues to invest and increase its presence and market share in countries experiencing high growth. For example, at the end of 2011 we increased our sales forces in such countries.

We plan to continue our dividend policy, which is that the payout ratio should be approximately 30% excluding the TomorrowNow litigation effect in the calculation. This results in a dividend of €0.75 per share representing a payout ratio of 30% excluding the TomorrowNow litigation effect from the calculation. In addition, we propose to reward our shareholders with a special dividend of €0.35 per share due to the 40th anniversary of SAP. If the Annual General Meeting of Shareholders so resolves, we will therefore increase the dividend from €0.60 to €1.10 per share in 2012.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not benefit from any effects in 2012 from a major acquisition, without regard to the acquisition of SuccessFactors.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2011 Annual Report and our 2011 Annual Report on Form 20-F did not change in the first three months of 2012. We still aim to increase our revenue to more than €20 billion by 2015. In the same period, we aim to widen our non-IFRS operating margin to 35%. To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

•	We want to extend our leadership in the applications segment.

•	We want to extend our market share in analytics.

•	We want to extend our leadership in mobile computing.

22	INTERIM MANAGEMENT REPORT

•	We want to become a profitable market leader in cloud computing, generating €2 billion revenue in this segment by 2015.

•	We want to become the fastest-growing provider of databases and technology.

Our plan is for indirect sales to be contributing up to 40% of software revenue by 2015.

INTERIM REPORT JANUARY – MARCH 2012	23

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS

(Unaudited)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information about the Consolidated Financial Statements	31
(2) Scope of Consolidation	31
(3) Summary of Significant Accounting Policies	31
(4) Business Combinations	32
(5) Employee Benefits Expense and Headcount	34
(6) Income Tax	35
(7) Earnings per Share	35
(8) Other Financial Assets	36
(9) Trade and Other Receivables	36
(10) Financial Liabilities	37
(11) Total Equity	37
(12) Contingent Liabilities	38
(13) Litigation and Claims	38
(14) Share-Based Payment Plans	41
(15) Other Financial Instruments	41
(16) Segment and Geographic Information	42
(17) Related Party Transactions	44
(18) Subsequent Events	44

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS

For the three months ended March 31

€ millions, unless otherwise stated	Note	2012	2011	Change in %
Software		637	615	4
Support		1,953	1,708	14
Cloud subscriptions and support		29	4	625
Software and software-related service revenue		2,619	2,327	13
Consulting		597	570	5
Other services		134	127	6
Professional services and other service revenue		731	697	5
Total revenue		3,350	3,024	11

Cost of software and software-related services		–538	–495	9
Cost of professional services and other services		–624	–577	8
Total cost of revenue		–1,162	–1,072	8
Gross profit		2,188	1,952	12
Research and development		–523	–498	5
Sales and marketing		–831	–677	23
General and administration		–209	–177	18
Restructuring	(6)	0	0	0
TomorrowNow litigation		7	–2	<-100
Other operating income/expense, net		–1	–1	0
Total operating expenses		–2,719	–2,427	12
Operating profit		631	597	6

Other non-operating income/expense, net		–8	0	N/A
Finance income		24	29	–17
Finance Cost TomorrowNow litigation		–1	0	N/A
Other finance costs		–39	–43	–9
Finance costs		–40	–43	–7
Financial income, net		–16	–14	14
Profit before tax		607	583	4

Income tax TomorrowNow litigation		–2	0	N/A
Other income tax expense		–161	–180	–11
Income tax expense	(6)	–163	–180	–9
Profit after tax		444	403	10
Profit attributable to non-controlling interests		0	0	0
Profit attributable to owners of parent		444	403	10

Basic earnings per share, in €*	(7)	0.37	0.34	9
Diluted earnings per share, in €*	(7)	0.37	0.34	9

*	for the three months ended March 31, 2012 and 2011 the weighted average number of shares were 1,190 million (diluted 1,191 million) and 1,188 million (diluted: 1,189 million), respectively (treasury stock excluded).

INTERIM REPORT JANUARY – MARCH 2012	25

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months ended March 31

€ millions	2012		2011
Profit after tax		444		403
Items that will not be reclassified to profit and loss
Actuarial gains (losses) on defined benefit pension plans		3		5
Income tax relating to items that will not be reclassified		–1		–2
Other comprehensive income after tax for items that will not be reclassified to profit and loss		2		3
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	–	164	–	156
Available-for-sale financial assets		35		–6
Cash flow hedges		23		39
Income tax relating to items that will be reclassified		–12		–23
Other comprehensive income after tax for items that will be reclassified to profit and loss	–	118	–	146
Other comprehensive income net of tax	–	116	–	143
Total comprehensive income		328		260
– attributable to owners of parent		328		260
– attributable to non-controlling interests		0		0

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2012 and December 31, 2011

€ millions	Notes	2012	2011
Cash and cash equivalents		4,548	4,965
Other financial assets	(8)	753	817
Trade and other receivables	(9)	3,442	3,493
Other non-financial assets		275	187
Tax assets		175	207
Total current assets		9,193	9,669

Goodwill		10,765	8,711
Intangible assets		2,679	2,024
Property, plant, and equipment		1,576	1,551
Other financial assets	(8)	649	538
Trade and other receivables	(9)	88	84
Other non-financial assets		51	39
Tax assets		152	146
Deferred tax assets		480	465
Total non-current assets		16,440	13,558
Total assets		25,633	23,227

INTERIM REPORT JANUARY – MARCH 2012	27

€ millions	Notes	2012	2011
Trade and other payables		856	937
Tax liabilities		338	409
Financial liabilities	(10)	1,675	1,331
Other non-financial liabilities		1,276	1,981
Provision TomorrowNow litigation		218	231
Other provisions		390	331
Provisions		608	562
Deferred income		3,389	1,046
Total current liabilities		8,142	6,266

Trade and other payables		40	43
Tax liabilities		432	408
Financial liabilities	(10)	2,893	2,925
Other non-financial liabilities		99	92
Provisions		369	268
Deferred tax liabilities		573	474
Deferred income		38	44
Total non-current liabilities		4,444	4,254
Total liabilities		12,586	10,520

Issued capital		1,228	1,228
Share premium		437	419
Retained earnings		12,912	12,466
Other components of equity		–155	–37
Treasury shares		–1,384	–1,377
Equity attributable to owners of parent		13,038	12,699

Non-controlling interests		9	8
Total equity	(11)	13,047	12,707
Equity and liabilities		25,633	23,227

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31

	Equity Attributable to Owners of Parent
				Other Components of Equity
€ millions	Issued Capital	Share Premium	Retained Earnings	Exchange Differ- ences	Available- for-Sale Financial Assets	Cash Flow Hedges	Treasury Shares		Total	Non- Controlling Interests	Total Equity
01/01/2011	1,227	337	9,767	–131	16	–27	–	1,382	9,807	17	9,824
Profit after tax			403						403		403
Other comprehensive income			3	–169	–6	29			–143		–143
Comprehensive income			406	–169	–6	29			260		260
Share-based payments		2							2		2
Issuance of shares under share-based payments programs	1	29							30		30
Purchase of treasury shares								–158	–158		–158
Reissuance of treasury shares under share-based payments programs		18						134	152		152
Change in non-controlling interests			–14						–14	–7	–21
03/31/2011	1,228	386	10,159	–300	10	2		–1,406	10,079	10	10,089
01/01/2012	1,228	419	12,466	–19	9	–27		–1,377	12,699	8	12,707
Profit after tax			444						444		444
Other comprehensive income			2	–170	35	17			–116		–116
Comprehensive income			446	–170	35	17			328		328
Share-based payments		4							4		4
Issuance of shares under share-based payments programs		10							10		10
Purchase of treasury shares								–53	–53		–53
Reissuance of treasury shares under share-based payments programs		4						46	50		50
Other Changes									0	1	1
03/31/2012	1,228	437	12,912	–189	44	–10		–1,384	13,038	9	13,047

INTERIM REPORT JANUARY – MARCH 2012	29

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31

€ millions	2012	2011
Profit after tax	444	403
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	192	178
Income tax expense	163	180
Financial income, net	16	14
Decrease/increase in sales and bad debt allowances on trade receivables	28	21
Other adjustments for non-cash items	–30	–10
Decrease/increase in trade receivables	36	–233
Decrease/increase in other assets	–89	–105
Decrease/increase in trade payables, provisions and other liabilities	–688	–593
Decrease/increase in deferred income	2,277	1,944
Cash outflows due to TomorrowNow litigation	0	–2
Interest paid	–28	–21
Interest received	26	20
Income taxes paid, net of refunds	–276	–204
Net cash flows from operating activities	2,071	1,592

Purchase of intangible assets and property, plant and equipment and business combinations *)	–2,728	–141
Proceeds from sales of intangible assets or property, plant, and equipment	13	10
Purchase of equity or debt instruments of other entities	–478	–79
Proceeds from sales of equity or debt instruments of other entities	430	103
Net cash flows from investing activities	–2,763	–107

Purchase of non-controlling interests	0	–21
Purchase of treasury shares	–53	–158
Proceeds from reissuance of treasury shares	48	141
Proceeds from issuing shares (share-based compensation)	10	29
Proceeds from borrowings	1,000	2
Repayments of borrowings	–600	–504
Net cash flows from financing activities	405	–511

Effect of foreign exchange rates on cash and cash equivalents	–130	–15
Net decrease/increase in cash and cash equivalents	–417	959
Cash and cash equivalents at the beginning of the period	4,965	3,518
Cash and cash equivalents at the end of the period	4,548	4,477

*) In 2012 thereof: €2,615 million business combinations, net of cash and cash equivalents acquired.

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRSs). The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements. The Consolidated Interim Financial Statements for the period ended March 31, 2012 are in compliance with International Accounting Standard (IAS) 34.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information give a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

The Consolidated Financial Statements for 2011 are included in our 2011 Annual Report and our Annual Report 2011 on Form 20-F. Amounts reported in previous years have been reclassified as appropriate to conform to the current presentation. The adjustment of the allocation of the acquisition price also results in non-material changes to some of the amounts reported in previous years.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited consolidated IFRS Financial Statements and notes thereto as of December 31, 2011.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements.

Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2011	21	182	203
Additions	4	9	13
Disposals	–2	–15	–17
December 31, 2011	23	176	199
Additions	2	36	38
Disposals	–1	–1	–2
March 31, 2012	24	211	235

The additions during the first quarter of 2012 relate to legal entities added in connection with foundations and acquisitions. The disposals are due to mergers and to liquidations of non-operating acquired legal entities.

Our changes in the scope of consolidation in the first quarter of 2012 was not significant to our Consolidated Financial Statements except for the acquisition of SuccessFactors which is described in Note (4).

For additional information on our business combinations and the effect on our Consolidated Financial Statements, see Note (4) or our Consolidated Financial Statements for 2011.

(3) Summary of Significant Accounting Policies

The interim financial statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2011. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, see Note (3) in our Annual Report for 2011.

Newly Adopted Accounting Standards

The new accounting standards adopted in the first three months of 2012 did not have a material impact on our Consolidated Financial Statements. The amendments to IFRS 7 (Financial Instruments: Disclosures) detailing additional disclosures for certain transfers of financial assets did not result in any additional disclosures in the first quarter of 2012.

INTERIM REPORT JANUARY – MARCH 2012	31

New Accounting Standards Not Yet Adopted

For detailed information about new accounting standards not yet adopted, see Note (3) in our Annual Report for 2011.

(4) Business Combinations

We acquired the following businesses during the first quarter in 2012:

Acquired Businesses

Acquired Businesses	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Purisma Inc, Short Hills, NJ, USA	Master Data Management Solution Business	Asset Deal	n/a	January 18, 2012
datango AG, Berlin, Germany	Solution for Workforce Performance Support	Asset Deal	n/a	February 7, 2012
SuccessFac-tors Inc, San Mateo, CA, USA	Provider of cloud-based human capital management (HCM) solutions	Share Deal	100%	February 21, 2012

We acquire businesses in specific areas of strategic interest to us. The acquisitions during the first quarter of 2012 were not material to SAP except for the acquisition of SuccessFactors, for which additional information is provided below.

In the first quarter, our acquisitions are recorded with provisional estimates.

Acquisitions of the prior year are described in the Consolidated Financial Statements in our 2011 Annual Report.

Material Business Combinations

On February 21, 2012, we acquired more than 90 per cent of the outstanding ordinary shares of SuccessFactors, Inc. (NYSE: SFSF) and obtained control of SuccessFactors. Subsequent to the acceptance of the tender offer we effected a short-form merger and acquired the remaining shares for the same US$40.00 per share price that was paid in the cash tender offer.

SuccessFactors is a provider of cloud-based human capital management (HCM) solutions. As a result of the acquisition, we expect to significantly accelerate our momentum as a provider of cloud applications, platforms and infrastructure and to establish an advanced end-to-end offering of cloud and on-premise solutions for managing all relevant business processes.

The initial accounting for the business combination is provisional in our financial statements as of March 31, 2012 as we are still validating our valuation assumptions. The following table summarizes the consideration paid, provisional estimates of the acquisition-related costs and provisional values for assets acquired and liabilities assumed which were recognized at the acquisition date.

Financial Impact from the Acquisition of SuccessFactors as of the Closing Date

€ millions	Total
Consideration
Value of acquired shares outstanding paid	2,543
Value of acquired accelerated options, stock appreciation rights and restricted stock units	116
Total Cash payment	2,659
Value of earned portion of converted unvested restricted stock units, restricted stocks and performance stock (valued in accordance with IFRS 2)	58
Total Consideration transferred	2,717
Acquisition related costs (includes in general and administrative expenses in our income statement)
Acquisition-related costs incurred in 2011	4
Acquisition-related costs recognized in 2012	6
Total acquisition related costs	2,727
Amounts of identifiable assets acquired and liabilities assumed expected to be recognized
Cash and cash equivalents	80
Other financial assets	10
Trade and other receivables (net of € 2 millions reserves)	58
Other non-financial assets	11
Property, plant, and equipment	10
Intangible assets	783
Thereof customer relationship and other intangibles	490
Customer relationship	466
Tradename	24
Thereof acquired technology	290
Thereof software and database licenses	3
Current and deferred tax assets	7
Total assets	959

Trade accounts payable	–49
Financial Liabilities	–1
Current and deferred tax liabilities	–166
Provisions and other non-financial liabilities	–66
Deferred revenue	–130
Total liabilities	–412

Total identifiable net assets	547

Recognized Goodwill	2,112

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

The goodwill arising from the acquisition consists largely of the synergies and the skills and technical talent of SuccessFactors’ workforce. The goodwill recognized is not expected to be deductible for income tax purposes. The goodwill assignment to our segments has not been finalized yet.

We are still evaluating contingent liabilities but do not expect to record material amounts.

INTERIM REPORT JANUARY – MARCH 2012	33

(5) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q1 2012	Q1 2011
Salaries	1,278	1,168
Social security expense	201	178
Share-based payment expense	83	52
Pension expense	62	54
Termination benefits	10	14
Employee benefits expense	1,633	1,466

We acquired SuccessFactors on February 21, 2012. As a result, the acquisition-related expenseis only included in the data for 2012 as of the acquisition date – and not in the data for the previous year.

On March 31, 2012, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows – the increase in headcount in the SAP Group to 59,420 includes 1.866 employees from additions from business combinations (especially SuccessFactors) in the first quarter of 2012.

Number of Employees (in Full-Time Equivalents)

	March 31, 2012				March 31, 2011
Full-time equivalents	EMEA	Americas	Asia Pacific Japan	Total	EMEA	Americas	Asia Pacific Japan	Total
Software and software-related services	4,334	2,289	3,032	9,655	3,861	1,907	2,397	8,165
Professional services and other services	6,832	4,258	2,636	13,726	6,842	3,944	2,445	13,231
Research and development	8,834	3,367	4,561	16,762	8,694	3,170	4,054	15,918
Sales and marketing	5,220	5,239	2,626	13,085	4,584	4,158	2,175	10,917
General and administration	2,104	1,268	588	3,960	2,036	1,034	520	3,590
Infrastructure	1,224	727	281	2,232	1,163	621	267	2,051
SAP Group (March 31)	28,548	17,148	13,724	59,420	27,180	14,834	11,858	53,872

SAP Group (average first three months)	28,329	16,623	13,314	58,266	27,136	14,842	11,821	53,799

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1 2012	Q1 2011
Cost of software and software-related services	6	4
Cost of professional services and other services	24	8
Research and development	15	17
Sales and marketing	21	12
General and administration	17	11
Share-based payments	83	52

The increase in share-based compensation is mainly due to the new share-based compensation plans (see Note (14)) and the rise in SAP stock in the first quarter of 2012.

(6) Income Tax

In the first quarter of 2012, income taxes and the effective tax rate, each compared with the first quarter of 2011, developed as follows:

Income Taxes

€ millions, unless stated otherwise	Q1 2012	Q1 2011
Profit before income tax	607	583
Income tax expense	–163	–180
Effective tax rate in %	26.9	30.9

(7) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q1 2012	Q1 2011
Profit attributable to owners of parent	444	403
Issued ordinary shares	1,228	1,227
Effect of treasury shares	–38	–39
Weighted average number of shares in millions – basic	1,190	1,188
Dilutive effect of free-matching shares in millions	1	1
Weighted average number of shares in millions – diluted	1,191	1,189

Basic earnings per share in €, attributable to owners of parent	0.37	0.34
Diluted earnings per share in €, attributable to owners of parent	0.37	0.34

INTERIM REPORT JANUARY – MARCH 2012	35

(8) Other Financial Assets

Other financial assets comprise:

Other Financial Assets

	March 31, 2012
€ millions	Current	Non-Current	Total
Loans and other financial receivables	352	371	723
Debt investments	310	0	310
Equity investments	0	203	203
Available-for-sale financial assets	310	203	513
Derivatives	91	29	120
Investments in associates	0	46	46
Total	753	649	1,402

	December 31, 2011
€ millions	Current	Non-Current	Total
Loans and other financial receivables	269	313	582
Debt investments	400	0	400
Equity investments	0	161	161
Available-for-sale financial assets	400	161	561
Derivatives	148	17	165
Investments in associates	0	47	47
Total	817	538	1,355

(9) Trade and Other Receivables

Trade and other receivables comprise:

Trade and Other Receivables

	March 31, 2012
€ millions	Current	Non-current	Total
Trade receivables, net	3,411	0	3,411
Other receivables	31	88	119
Total	3,442	88	3,530

	December 31, 2011
€ millions	Current	Non-current	Total
Trade receivables, net	3,431	0	3,431
Other receivables	62	84	146
Total	3,493	84	3,577

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	March 31, 2012	December 31, 2011
Gross carrying amount	3,573	3,566
Sales allowances charged to revenue	–118	–94
Allowance for doubtful accounts charged to expense	–44	–41
Carrying amount trade receivables, net	3,411	3,431

In our Consolidated Income Statement, bad debt allowances for a portfolio of trade receivables are recorded as other operating expense, whereas bad debt allowances for specific customer balances are recorded in cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(10) Financial Liabilities

Financial liabilities comprise:

Financial Liabilities

	March 31, 2012
€ millions	Current	Non-current	Total
Bank loans	1,098	1	1,099
Private placement transactions	423	1,207	1,630
Bonds	0	1,595	1,595
Other financial liabilities	154	90	244
Financial liabilities	1,675	2,893	4,568

	December 31, 2011
€ millions	Current	Non-current	Total
Bank loans	101	1	102
Private placement transactions	423	1,237	1,660
Bonds	600	1,595	2,195
Other financial liabilities	207	92	299
Financial liabilities	1,331	2,925	4,256

(11) Total Equity

Issued Shares

As at March 31, 2012, SAP AG had 1,228,339,598 no-par issued shares (December 31, 2011: 1,228,083,382) issued with a calculated nominal value of €1 per share.

In the first quarter of 2012, the number of issued shares increased by 256,216 shares (Q1 2011: 770,500), resulting from the exercise of awards granted under certain share-based payment programs.

Treasury Shares

On March 31, 2012, we held 38 million treasury shares, representing €38 million or 3.1% of capital stock.

In the first quarter of 2012, we acquired 1.1 million shares for treasury at an average price of approximately €48.14 per share and disposed of 1.2 million shares with a purchase price of approximately €36.51 per share.

In the first quarter of 2011, we acquired 3.6 million shares for treasury at an average price of approximately €43.84 per share and disposed of 3.8 million shares with a purchase price of approximately €35.44 per share.

Share purchases and share sales in 2012 and 2011 were in connection with our share-based payment plans, which are described in Note (28) in the Annual Report for 2011.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items:

€ millions	Q1 2012	Q1 2011
Gains (losses) on exchange differences on translation	–164	–156
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	–164	–156
Gains (losses) on remeasuring available-for-sale financial assets	35	–6
Reclassification adjustments on available-for-sale financial assets	0	0
Available-for-sale financial assets	35	–6
Gains (losses) on cash flow hedges	16	30
Reclassification adjustments on cash flow hedges	7	9
Cash flow hedges	23	39

INTERIM REPORT JANUARY – MARCH 2012	37

(12) Contingent Liabilities

For a detailed description of our contingent liabilities, see our Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (23). There have been no significant changes in contingent liabilities since December 31, 2011.

For information about contingent liabilities related to litigation, see Note (13).

(13) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$272 million which remains unchanged (US$ 272 million as at December 31, 2011, US$1,3 billion as at December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see our Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (19b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. On appeal in June 2011, the Federal Supreme Court also concluded the patent was invalid. The cancellation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing the invalidity determination of the utility model, however, the infringement hearing has been stayed pending the appeals.

In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. As set forth in CSB’ expert report, CSB is now claiming nearly US$300 million in past damages. The trial is scheduled for June 2012.

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial,

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. The new trial has been scheduled for June 2012.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. SAP is appealing.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The court in East Texas granted

INTERIM REPORT JANUARY – MARCH 2012	39

SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal has been scheduled for May 2012.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed. No new trial date has been scheduled yet.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €83 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For income-tax risk-related litigation see our Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (11).

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(14) Share-Based Payment Plans

For a detailed description of our share-based payment plans, see the SAP Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (28), or our Annual Report 2011 on Form 20-F.

The outstanding equity-settled bonus shares under SMP programs entitle their holders to the following numbers of shares:

Outstanding Restricted Shares

Number in thousands	March 31, 2012	December 31, 2011
Share Matching Plan 2010 (Bonus shares)	525	532
Share Matching Plan 2011 (Bonus shares)	469	473

EPP and LTI Plan 2015

In the first quarter of 2012, SAP implemented two new share-based payment plans: An Employee Participation Plan (EPP) 2015 for employees and a Long Term Incentive (LTI) Plan 2015 for Executive Board members. The two new plans are designed to reward participants for their contribution to achieving the Company’s ambitious 2015 goals. The plans are focused on SAP’s share price and on targets derived from the Company’s 2015 strategy. They award virtual shares, called restricted share units (RSUs), to participants. Participants are paid out in cash based on the number of RSUs that vest.

Starting in 2012, the RSUs will be awarded and allocated at the beginning of each year through 2015, with EPP 2015 RSUs subject to annual Executive Board approval. The RSU allocation process will take place at the beginning of each year based on SAP’s share price after the publication of its preliminary annual results.

At the end of the given year RSUs will be finally allocated. The number of RSUs that participants actually receive depends on SAP’s actual performance for the given year, which might be higher or lower than the originally allocated RSUs. The performance is based on SAP’s objectives set forth at the beginning of the plan. These objectives are closely linked to SAP’s 2015 goals, and include two key performance indicators (KPIs): non-IFRS total revenue and non-IFRS operating profit.

If both KPIs achieve at least a defined 80% threshold, RSUs vest. Depending on performance, the vesting can reach a maximum of 150% of the budgeted amount. If one or both of those KPIs do not achieve the defined threshold of 80%, no RSUs vest and RSUs awarded for that year will be forfeited.

Under the EPP 2015, the RSUs are paid out within the first quarter of the subsequent year after the one-year measurement period, whereas the RSUs for members of the Executive Board under the LTI Plan 2015 are subject to a three-year-holding period before payout, which then occurs in 2016.

The plans include a “look-back” provision, due to the fact that they are based on reaching the goals in 2015. If the overall achievement in 2015 is higher or lower than represented by the number of RSUs vested from 2012 to 2014, the number of RSUs awarded in 2015 can increase or decrease accordingly. However, RSUs that were already fully vested in prior years cannot be forfeited.

The final financial effect of the EPP 2015 as well as the LTI Plan 2015 will depend significantly on the number of vested RSUs actually to be paid out in cash and the SAP share price, and thus may be significantly above or below the budgeted amounts. Due to the IFRS accounting rules, the Company will record in 2012 almost all expense relating to the 2012 portion of the EPP plan and the majority of the total LTI plan expense. However, the actual amount may be significantly higher or lower than the Company’s estimate subject to the actual development of share price as well as the achievement of the financial KPIs. For example, the actual cash payout for the EPP 2015 could deviate significantly from the €500 million planned.

SuccessFactors RSUs

In connection with the SuccessFactors-acquisition (see Note 4) each unvested Restricted Share Unit (RSU) and share of restricted stock that were unvested immediately prior to the closing of the SuccessFactors acquisition remains subject to its vesting terms prior to the Tender Offer and will be cashed out equal to the number of RSUs and restricted shares held at vesting time multiplied by US$40 per share (SAP’s purchase price of SuccessFactors shares at acquisition).

(15) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors and the management of financial risks are presented in Notes (25) to (27) to our Consolidated Financial Statements for 2011, which are included in our Annual Report 2011 and our Annual Report 2011 on Form 20-F.

INTERIM REPORT JANUARY – MARCH 2012	41

(16) Segment and Geographic Information

For information about the basis of SAP’s segment reporting and for information on SAP’s operating segments, see the SAP Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (29).

In the first quarter of 2012, we have made the following changes to our segment reporting compared to the status as described in Note 29 in our Annual Report 2011:

In January 2012, SAP announced its decision to fully integrate Sybase in order to strengthen SAP’s position in the mobility and database markets. Following this decision, Sybase is no longer a separate component of SAP and the operating results of the previous Sybase segment are no longer reviewed by the Executive Board as chief operating decision makers (CODM) to make decisions about resources to be allocated to the segment and assess its performance. Instead, the Sybase activities have been integrated into our segments Product, Consulting and Training. The segment results of prior periods have been adjusted accordingly. The previous Sybase segment included development expense and administration and other corporate expenses. As described in Note 29 of our Annual Report 2011, SAP such expenses are managed and reviewed at Group level only for the segments product, consulting and training. After the integration of Sybase into these existing segments, the prior periode segments results as well as development expense and administration expense presented in the Reconciliation of Revenue and Segment Results have been adjusted accordingly.

In February 2012, SAP acquired SuccessFactors (see Note 4). SAP is in the process of redefining its operating segments in the light of this acquisition. Going forward, SAP plans to establish a separate cloud unit which is expected to encompass not only SuccessFactors but also SAP’s existing cloud business. The cloud unit is expected to qualify as a separate reportable segment. However, due to the short time period since acquisition, SAP has not yet finalized the establishing of the cloud unit and has not yet adjusted its management reporting to reflect the new structure. Therefore, the results of the acquired SuccessFactors business are not included in the existing segments but are presented in the reconciliation of the totals of segment revenues and segment profits to the corresponding income statement amounts instead. The results are included in the existing reconciling items Adjustment recurring revenues, Share-based payment expense and Acquisition-related charges as far as they are attributable to these items. The remaining amounts are presented separately as amounts from unallocated acquisitions.

In connection with the acquisition of SuccessFactors, we have also widened our range of revenues for which acquisition-related deferred revenue write downs are adjusted. In addition to the adjustments for deferred revenue write down for support revenue, we will also make such deferred revenue write down adjustments for cloud subscription revenue and other similarly recurring revenues.

External Revenue and Results from Reportable Segments

	Q1 2012
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	2,495	737	84	3,316
Segment profit from reportable segments	1,342	155	30	1,527
Depreciation and amortization directly attributable to each segment	–6	–3	0	–9

	Q1 2011
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	2,248	705	78	3,031
Segment profit from reportable segments	1,273	176	23	1,472
Depreciation and amortization directly attributable to each segment	–4	–3	0	–7

42	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Reconciliation of Revenues and Segment Results

€ millions	Q1 2012	Q1 2011
External revenue from reportable segments	3,316	3,031
External revenue from services provided outside of the reportable segments	6	10
Adjustment recurring revenues	–7	–17
External revenue from unallocated acquisitions	35	0
Total revenue	3,350	3,024

Segment profit from reportable segments	1,527	1,472
External revenue from services provided outside of the reportable segments	6	10
Adjustment recurring revenues	–7	–17
Development expense, not included in the segment result — management view	–473	–488
Administration and other corporate expenses, not included in the segment result — management view	–214	–215
Restructuring	0	0
Share-based payment expense	–83	–52
TomorrowNow litigation / Loss from discontinued operations	7	–2
Acquisition-related charges	–120	–111
Operating profit from unallocated acquisitions which are not included in other line items	–12	0
Operating profit	631	597
Other non-operating income/expense, net	–8	0
Finance income, net	–16	–14
Profit before tax	607	583

INTERIM REPORT JANUARY – MARCH 2012	43

Geographic Information

The amounts for sales by destination in the following tables are based on the location of customers.

Software Revenue by Region

€ millions	Q1 2012	Q1 2011
EMEA1)	279	267
Americas	236	245
APJ 2)	123	103
SAP Group	637	615

1)	Europe, Middle East, and Africa

2)	Asia Pacific Japan

Software and Software-Related Service Revenue by Sales Destination

€ millions	Q1 2012	Q1 2011
Germany	371	331
Rest of EMEA	862	795
Total EMEA	1,233	1,126
United States	692	620
Rest of Americas	255	222
Total Americas	946	842
Japan	144	124
Rest of APJ	297	236
Total APJ	440	360
SAP Group	2,619	2,327

Revenue by Sales Destination

€ millions	Q1 2012	Q1 2011
Germany	517	485
Rest of EMEA	1,058	997
EMEA	1,575	1,482
United States	913	819
Rest of Americas	333	292
Americas	1,246	1,111
Japan	165	140
Rest of APJ	364	291
APJ	529	431
SAP Group	3,350	3,024

(17) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold (or have held within the last year) positions of significant responsibility with other entities (see the SAP Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (30)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For further information on related party transactions, see the SAP Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (31).

(18) Subsequent Events

In 2009 SAP AG issued several promissory notes (Schuldscheindarlehen) which mature in 2012 and 2014. Due to our strong cash position, we decided to repay two tranches of the 2014 promissory notes with variable interest rates prematurely in July and September 2012. The notice of termination was sent to the respective investors at the beginning of April 2012. The total amount to be redeemed is €188 million. With these repayments we are able to further decrease our financing costs and optimize our financial result.

In the middle of April 2012, the SAP Supervisory Board appointed Lars Dalgaard to the SAP Executive Board.

In addition, SAP has created a Global Managing Board to lead the company. This body was established in addition to the SAP Executive Board, which retains ultimate responsibility for overseeing and deciding on the activities of the company. The Global Managing Board allows SAP to appoint a broader range of global leaders to help steer the organization. All Executive Board members as well as Robert Enslin will join the Global Managing Board.

After the full integration of Sybase and the recent acquisition of SuccessFactors, the establishment of the Global Managing Board will help SAP drive innovation and scale faster in its core markets as well as in its new categories: mobile, database/in-memory and cloud. A re-assignment of responsibilities within this expanded leadership team will help the company further strengthen its focus on customers, growth and operational excellence.

44	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

For more information about the responsibilities of the Global Managing Board, please see the chapter Organization and Changes in Management.

Release of the Interim Financial Statements

The SAP Chief Financial Officer on behalf of the Executive Board approved these Consolidated Interim Financial Statements for the first quarter of 2012 on April 24, 2012, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

INTERIM REPORT JANUARY – MARCH 2012	45

ADDITIONAL FINANCIAL INFORMATION

(UNAUDITED)

IFRS AND NON-IFRS FINANCIAL DATA

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended March 31
€ millions, unless otherwise stated	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	637	0	637	–14	623	615	0	615	4	4	1
Support	1,953	1	1,954	–43	1,911	1,708	17	1,725	14	13	11
Cloud subscriptions and support	29	6	35	–2	33	4	0	4	625	775	725
Software and software-related service revenue	2,619	7	2,626	–59	2,567	2,327	17	2,344	13	12	10
Consulting	597	0	597	–14	583	570	0	570	5	5	2
Other services	134	0	134	–2	132	127	0	127	6	6	4
Professional services and other service revenue	731	0	731	–16	715	697	0	697	5	5	3
Total revenue	3,350	7	3,357	–75	3,282	3,024	17	3,041	11	10	8

Operating Expense Numbers
Cost of software and software-related services	–538	71	–467			–495	77	–418	9	12
Cost of professional services and other services	–624	30	–594			–577	13	–564	8	5
Total cost of revenue	–1,162	101	–1,061			–1,072	90	–982	8	8
Gross profit	2,188	108	2,296			1,952	107	2,059	12	12
Research and development	–523	23	–500			–498	23	–475	5	5
Sales and marketing	–831	55	–776			–677	38	–639	23	21
General and administration	–209	24	–185			–177	12	–165	18	12
Restructuring	0	0	0			0	0	0	0	0
TomorrowNow litigation	7	–7	0			–2	2	0	<-100	0
Other operating income/expense, net	–1	0	–1			–1	0	–1	0	0
Total operating expenses	–2,719	196	–2,523	46	–2,477	–2,427	165	–2,262	12	12	10

Profit Numbers
Operating profit	631	203	834	–29	805	597	182	779	6	7	3
Other non-operating income/expense, net	–8	0	–8			0	0	0	N/A	N/A
Finance income	24	0	24			29	0	29	–17	–17
Finance Cost TomorrowNow litigation	–1	1	0			0	0	0	N/A	0
Other finance costs	–39	0	–39			–43	0	–43	–9	–9
Finance costs	–40	1	–39			–43	0	–43	–7	–9
Financial income, net	–16	1	–15			–14	0	–14	14	7
Profit before tax	607	204	811			583	182	765	4	6
Income tax TomorrowNow litigation	–2	2	0			0	0	0	N/A	0
Other income tax expense	–161	–67	–228			–180	–57	–237	–11	–4
Income tax expense	–163	–65	–228			–180	–57	–237	–9	–4
Profit after tax	444	139	583			403	125	528	10	10
Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
Profit attributable to owners of parent	444	139	583			403	125	528	10	10

Key Ratios
Operating margin in %	18.8		24.8		24.5	19.7		25.6	–0.9pp	–0.8pp	–1.1pp
Effective tax rate in %	26.9		28.1			30.9		31.0	–4.0pp	–2.9pp
Basic earnings per share, in €*	0.37		0.49			0.34		0.44	9	11

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

46	ADDITIONAL FINANCIAL INFORMATION

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

INTERIM REPORT JANUARY – MARCH 2012	47

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended March 31
€ millions	2012					2011			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	279	0	279	–2	277	267	0	267	4	4	4
Americas	236	0	236	–9	227	245	0	245	–4	–4	–7
APJ	123	0	123	–4	119	103	0	103	19	19	16
Software revenue	637	0	637	–14	623	615	0	615	4	4	1
Software and software-related service revenue by region
Germany	371	0	371	0	371	331	0	331	12	12	12
Rest of EMEA	862	1	863	–7	856	795	5	800	8	8	7
Total EMEA	1,233	1	1,234	–6	1,228	1,126	5	1,131	10	9	9
United States	692	6	698	–29	669	620	9	629	12	11	6
Rest of Americas	255	0	255	–2	253	222	1	223	15	14	13
Total Americas	946	6	952	–30	922	842	11	853	12	12	8
Japan	144	0	144	–11	133	124	1	125	16	15	6
Rest of APJ	297	0	297	–12	285	236	1	237	26	25	20
Total APJ	440	0	440	–22	418	360	1	361	22	22	16
Software and software-related service revenue	2,619	7	2,626	–59	2,567	2,327	17	2,344	13	12	10
Total revenue by region
Germany	517	0	517	0	517	485	0	485	7	7	7
Rest of EMEA	1,058	1	1,059	–7	1,052	997	5	1,002	6	6	5
Total EMEA	1,575	1	1,576	–8	1,568	1,482	5	1,487	6	6	5
United States	913	6	919	–38	881	819	9	828	11	11	6
Rest of Americas	333	0	333	–3	330	292	1	293	14	14	13
Total Americas	1,246	6	1,252	–41	1,211	1,111	11	1,122	12	12	8
Japan	165	0	165	–12	153	140	1	141	18	17	9
Rest of APJ	364	0	364	–15	349	291	1	292	25	25	20
Total APJ	529	0	529	–27	502	431	1	432	23	22	16
Total revenue	3,350	7	3,357	–75	3,282	3,024	17	3,041	11	10	8

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/corporate-en/investors/reports).

48	ADDITIONAL FINANCIAL INFORMATION

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1/2011	Q2/2011	Q3/2011	Q4/2011	TY 2011	Q1/2012
Software (IFRS)	615	838	875	1,779	4,107	637
Revenue adjustment*	0	0	0	0	0	0
Software (non-IFRS)	615	838	875	1,779	4,107	637
Support (IFRS)	1,708	1,737	1,812	1,936	7,194	1,953
Revenue adjustment*	17	8	1	1	27	1
Support (non-IFRS)	1,725	1,745	1,813	1,937	7,221	1,954
Cloud subscriptions and support (IFRS)	4	4	4	6	18	29
Revenue adjustment*	0	0	0	0	0	6
Cloud subscriptions and support (non-IFRS)	4	4	4	6	18	35
Software and software-related service revenue (IFRS)	2,327	2,579	2,691	3,721	11,319	2,619
Revenue adjustment*	17	8	1	1	27	7
Software and software-related service revenue (non-IFRS)	2,344	2,587	2,692	3,722	11,346	2,626
Total revenue (IFRS)	3,024	3,300	3,409	4,499	14,233	3,350
Revenue adjustment*	17	8	1	1	27	7
Total revenue (non-IFRS)	3,041	3,308	3,410	4,500	14,260	3,357
Operating profit (IFRS)	597	857	1,759	1,668	4,881	631
Revenue adjustment*	17	8	1	1	27	7
Expense adjustment*	165	154	–629	112	–198	196
Operating profit (non-IFRS)	779	1,019	1,131	1,781	4,710	834
Operating margin (IFRS) in %	19.7	26.0	51.6	37.1	34.3	18.8
Operating margin (non-IFRS) in %	25.6	30.8	33.2	39.6	33.0	24.8
Effective tax rate (IFRS) in %	30.9	26.9	28.7	26.3	27.9	26.9
Effective tax rate (non-IFRS) in %	31.0	27.2	23.3	26.4	26.6	28.1
Earnings per share, basic in € (IFRS)	0.34	0.49	1.05	1.01	2.89	0.37
Earnings per share, basic in € (non-IFRS)	0.44	0.59	0.72	1.07	2.83	0.49
Net cash flows from operating activities	1,592	678	696	809	3,775	2,071
Purchases of intangible assets and property, plant and equipment	–141	–107	–81	–116	–445	–113
Free cash flow	1,451	571	615	693	3,330	1,958
Days sales outstanding (DSO) in days**	66	63	62	60	60	60
Headcount***	53,872	54,043	54,589	55,765	55,765	59,420
Total revenue per employee in thousands of € (IFRS)	56	61	62	81	255	56
Operating profit per employee in thousands of € (IFRS)	11	16	32	30	88	11

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

***	In full-time equivalents at quarter end

INTERIM REPORT JANUARY – MARCH 2012	49

ADDITIONAL INFORMATION

Financial Calendar

April 25, 2012

First-quarter 2012 earnings release,

telephone conference

May 23, 2012

Annual General Meeting of Shareholders,

Mannheim, Germany

July 24, 2012

Second-quarter 2012 earnings release,

telephone conference

October 24, 2012

Third-quarter 2012 earnings release,

telephone conference

Investor Services

SAP offers additional services and resources at our investor relations Web site, www.sap.com/investor, to help investors learn more about SAP stock including, for example, our e-mail newsletter and text message services as well as Twitter messages.

The interactive online version of our Annual Report is available at www.sapannualreport.com. Our 2011 Annual Report and our 2011 Annual Report on Form 20-F as PDF files are available at www.sap.com/investor. Follow the link to Financial Reports and then to the period you are interested in.

SAP’s interactive online Sustainability Report is also available at www.SAPSustainabilityReport.com. If you would like to order a printed copy of the Annual Report or subscribe to SAP INVESTOR shareholder magazine, you can do so on our site or by e-mail to investor@sap.com. If you prefer to order by phone or fax, you can reach us at the following investor services numbers:

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Overall Responsibility:

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Corporate Financial Reporting

Published on April 25, 2012

50	ADDITIONAL INFORMATION